No. 812-15219

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE 1940 ACT

CAPITAL SOUTHWEST CORPORATION
CAPITAL SOUTHWEST SBIC I, LP
AND
CAPITAL SOUTHWEST SBIC I GP, LLC

5400 Lyndon B. Johnson Freeway, Suite 1300
Dallas, Texas 75240

All Communications, Notices and Orders to:

Bowen S. Diehl President and Chief Executive Officer Capital Southwest Corporation 5400 Lyndon B. Johnson Freeway, Suite 1300 Dallas, TX 75240 (214) 238-5700	Michael S. Sarner Chief Financial Officer, Secretary and Treasurer Capital Southwest Corporation 5400 Lyndon B. Johnson Freeway, Suite 1300 Dallas, TX 75240 (214) 238-5700
Copies to:

Steven B. Boehm, Esq. Payam Siadatpour, Esq. Sara Sabour, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, N.W. Washington, D.C. 20001 (202) 383-0100 July 14, 2021

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)	AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE 1940 ACT
)
CAPITAL SOUTHWEST CORPORATION CAPITAL SOUTHWEST SBIC I, LP CAPITAL SOUTHWEST SBIC I GP, LLC	) ) ) ) ) ) )
5400 Lyndon B. Johnson Freeway, Suite 1300 Dallas, Texas 75240 (214) 238-5700	) ) )
)
File No. 812-15219)
Investment Company Act of 1940)
)

Capital Southwest Corporation, a Texas corporation (the “Company”), Capital Southwest SBIC I, LP, a Delaware limited partnership (the “Capital Southwest SBIC”), and Capital Southwest SBIC I GP, LLC, a Delaware limited liability company (the “SBIC GP”) (collectively, the “Applicants”), hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 granting exemptions from Sections 18(a) and 61(a) thereunder. The relief requested in this application (the “Application”) would permit the Company to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to any direct or indirect wholly owned subsidiary of the Company that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (the “SBA Act”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exclusion from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).

All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

I.	STATEMENT OF FACTS AND BACKGROUND

A.	The Company
1 Unless otherwise indicated, all section references herein are to the 1940 Act.

 The Company, a Texas corporation, is an internally managed non-diversified, closed-end management investment company that has elected to be regulated as a business development company(“BDC”)2 under the 1940 Act. The Company’s principal place of business is 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240. On April 28, 1961, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the Securities Exchange Act. The Company completed its initial public offering of its common stock, par value $0.25, in 1961 and has raised additional equity capital through subsequent equity offerings from time to time. Until September 1969, the Company operated as a SBIC licensed under the SBA Act. At that time, the Company transferred to its wholly owned subsidiary, Capital Southwest Venture Corporation, certain assets including its SBIC license.3 On March 28, 1988 the Company filed a notice under Form N-54A of its election to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act. The Company’s common stock is traded on The Nasdaq Global Select Market under the symbol “CSWC.”

The Company’s investment objective is to produce attractive risk-adjusted returns by generating current income from its debt investments and capital appreciation from its equity and equity related investments. The Company’s investment strategy is to partner with business owners, management teams and financial sponsors to provide flexible financing solutions to fund growth, changes of control, or other corporate events. The Company invests primarily in senior debt securities, secured by security interests in portfolio company assets, and in secured and unsecured subordinated debt securities. The Company also invests in equity interests in its portfolio companies alongside its debt securities.

The Company focuses on investing in companies with histories of generating revenues and positive cash flow, established market positions and proven management teams with strong operating discipline. The Company targets senior debt, subordinated debt, and equity investments in lower middle market companies, as well as first and second lien syndicated loans in upper middle market companies. The Company targets lower middle market companies that typically have annual earnings before interest, taxes, depreciation and amortization (“EBITDA”) between $3.0 million and $15.0 million, and its lower middle market investments generally range in size from $5.0 million to $25.0 million. The Company’s upper middle market investments generally include syndicated first and second lien loans in companies with EBITDA generally greater than $50.0 million, and its upper middle market investments typically range in size from $5.0 million to $15.0 million. The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of six members, five of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act.

B.	The SBIC GP
The SBIC GP was organized as a limited liability company under the laws of the state of Delaware on August 26, 2020. The SBIC GP is the sole general partner of Capital Southwest SBIC and the Company is the sole member of the SBIC GP. The SBIC GP may serve as the general partner of future SBIC Subsidiaries.

C.	Capital Southwest SBIC
Capital Southwest SBIC formally submitted an application to the SBA for a license to operate as an SBIC on September 15, 2020. On April 20, 2021, Capital Southwest SBIC received approval for a license from the SBA to operate as an SBIC. Capital Southwest SBIC was organized as a limited partnership under the laws of the state of Delaware on August 26, 2020.

2 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.
3 Effective June 14, 2016, Capital Southwest Venture Corporation was dissolved and its SBIC license was surrendered.

The Company is the sole limited partner of Capital Southwest SBIC. The Company, directly through the SBIC GP, wholly owns Capital Southwest SBIC. Capital Southwest SBIC is not registered under the 1940 Act as it relies on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act. Since September 2015, the Company has specialized in providing customized debt and equity financing to lower middle market companies and debt capital to upper middle market companies in a broad range of investment segments located primarily in the United States. The Company has committed over $875 million to 64 middle market companies from September 2015 through December 31, 2020. Capital Southwest SBIC will employ the same investment strategy and investment philosophy.

Due in part to the increase in the maximum amount of SBIC leverage available to associated4 SBIC funds, the Company may form two additional SBIC Subsidiaries to fully utilize maximum available funding, subject to the SBA's approval. Additionally, if future legislation or SBA regulations increase the current funding limit for three or more SBICs under common control, it may again be necessary or advisable to establish more than three SBIC Subsidiaries to fully utilize available funding. Applicants seek for this Order’s exemptive relief to extend to additional SBIC Subsidiaries so that they may rely on the Order in the future without requiring additional exemptive relief. Further, Applicants may seek additional SBIC licenses for future SBIC Subsidiaries after the SBIC license of a current SBIC Subsidiary expires. Each SBIC Subsidiary would have an initial ten-year life (with provision for the general partner of each SBIC Subsidiary to extend the life of such SBIC Subsidiary for one or more additional years in the event that all of such SBIC Subsidiary’s investments have not been exited by the end of the tenth year). Applicants do not currently anticipate that Capital Southwest SBIC, or any future SBIC Subsidiary, will operate without SBA funding or guarantees. The financial statements of Capital Southwest SBIC, and any future SBIC Subsidiary, will be consolidated with the Company’s financial statements.

As an SBIC, Capital Southwest SBIC and any other future SBIC Subsidiary, will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, each SBIC Subsidiary will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have no more than 49 percent of employees overseas, have a tangible net worth not exceeding $19.5 million, have average net income after federal taxes not exceeding $6.5 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller enterprises” as defined by the SBIC regulations. A smaller enterprise is one that has no more than 49 percent of employees overseas, has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or annual receipts. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

II.	REQUESTED RELIEF

A.	Sections 6(c) and 18
1. Section 6(c). Section 6(c) authorizes the Commission to exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2. Section 18. Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset
4 The SBA defines an “Associate of a Licensee” as “any Person that directly or indirectly Controls, or is Controlled by, or under Common Control with, a Licensee.” 13 C.F.R. § 107.50.

coverage requirements set forth in that section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A), senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1) applicable to BDCs is 200 percent or 150 percent if certain requirements under Section 61(a)(2) are met. Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act. However, companies operating under the SBA Act, such as Capital Southwest SBIC (and any other SBIC Subsidiary), are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. Capital Southwest SBIC (and any other SBIC Subsidiary) will be regulated by the SBA and operate under the SBA Act. There is no difference in the SBA’s regulation of the SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

B.	Need for Relief
The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since Capital Southwest SBIC and other SBIC Subsidiaries would be subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior security issued by Capital Southwest SBIC or another SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by the Company itself, by Capital Southwest SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, Capital Southwest SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

C.	Requested Order
Solely for the purposes of the requested relief, the Company seeks to treat Capital Southwest SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Company respectfully requests an Order pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. Because Capital Southwest SBIC would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Company. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders previously issued by the Commission pursuant to, and satisfies the standards set forth in, Section 6(c) of the 1940 Act.5

III.	CONDITIONS OF EXEMPTIVE ORDER
Applicants agree that the requested Order will be subject to the following condition:

1.
 The Company will not itself issue or sell any senior security and the Company will not cause or permit Capital Southwest SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Capital Southwest SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61); provided that, immediately after the issuance or sale of any such senior security by any of the Company, Capital Southwest SBIC or any other SBIC Subsidiary, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)). In determining whether the Company, Capital Southwest SBIC and any other SBIC Subsidiary on a consolidated basis have the asset coverage required by Section 18(a) (as modified by Section 61(a)), any senior securities representing indebtedness of Capital Southwest SBIC or another SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

IV.	EXHIBIT LIST
The following documents are annexed to this Application as Exhibits and are incorporated by reference.

Exhibit A: Verification Required by Rule 0-2(d)

Exhibit B: Resolutions Authorizing Application

V.	AUTHORIZATIONS REQUIRED BY RULE 0-2

All requirements for the execution and filing of this Application have been complied with and the person executing and filing this Application is fully authorized to do so. The Board, on behalf of the Company, Capital Southwest SBIC, and the SBIC GP authorized the filing of this Application pursuant to the resolutions attached as
5 See, e.g., In the Matter of Ares Capital Corporation, et al., Investment Company Act Release Nos. 32127 (May 26, 2016) (notice) and 32154 (June 21, 2016) (order); In the Matter of TCP Capital Corp., et al., Investment Company Act Release Nos. 31670 (June 15, 2015) (notice) and 31712 (July 13, 2015) (order); In the Matter of New Mountain Capital Corporation, et al., Investment Company Act Release Nos. 31282 (Oct. 10, 2014) (notice) and 31329 (Nov. 5, 2014) (order); In the Matter of Garrison Capital Inc., et al., Investment Company Act Release Nos. 31240 (Sept. 3, 2014) (notice) and 31270 (Sept. 30, 2014) (order); Monroe Capital Corporation, et al., Investment Company Act Release No. 31235 (Aug. 28, 2014) (notice) and 31274 (Oct. 2, 2014) (order); In the Matter of Stellus Capital Investment Corporation, et al., Investment Company Act Release Nos. 31160 (July 17, 2014) (notice) and 31206 (Aug. 12, 2014) (order); In the Matter of OFS Capital Corporation, et al., Investment Company Act Release Nos. 30771 (Oct. 30, 2013) (notice) and 30812 (Nov. 26, 2013) (order); In the Matter of Medley Capital Corporation, et al., Investment Company Act Release Nos. 30234 (Oct. 16, 2012) (notice) and 30262 (Nov. 14, 2012) (order); In the Matter of Saratoga Investment Corp., et al., Investment Company Act Release Nos. 30145 (July 23, 2012) (notice) and 30171 (Aug. 20, 2012) (order); In the Matter of PennantPark Investment Corporation, et al., Investment Company Act Release Nos. 29665 (May 6, 2011) (notice) and 29686 (June 1, 2011) (order); and In the Matter of Fifth Street Finance Corp., et al., Investment Company Act Release Nos. 29500 (Nov. 18, 2010) (notice) and 29526 (Dec. 14, 2010) (order).

Exhibit B. The person executing the Application on behalf of the Company, Capital Southwest SBIC, and the SBIC GP states that he has duly executed the attached Application for and on behalf of each of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 14th day of July, 2021.

CAPITAL SOUTHWEST CORPORATION

By:	/s/ Bowen S. Diehl
Name:	Bowen S. Diehl
Title:	President and Chief Executive Officer

CAPITAL SOUTHWEST SBIC I, LP

By:	/s/ Bowen S. Diehl
Name:	Bowen S. Diehl
Authorized Person

CAPITAL SOUTHWEST SBIC I GP, LLC

By:	/s/ Bowen S. Diehl
Name:	Bowen S. Diehl
Authorized Person

EXHIBIT A
VERIFICATIONS

The undersigned states that he has duly executed the attached application dated as of July 14, 2021 for and on behalf of Capital Southwest Corporation; that he is the President and Chief Executive Officer of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CAPITAL SOUTHWEST CORPORATION

By:	/s/ Bowen S. Diehl
Name:	Bowen S. Diehl
Title:	President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated as of July 14, 2021 for and on behalf of Capital Southwest SBIC I, LP and Capital Southwest SBIC I GP, LLC that he is authorized to execute this statement of each entity and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CAPITAL SOUTHWEST SBIC I, LP
CAPITAL SOUTHWEST SBIC I GP, LLC

By:	/s/ Bowen S. Diehl
Name:	Bowen S. Diehl
Authorized Person

EXHIBIT B

RESOLUTIONS OF THE BOARD OF DIRECTORS OF
CAPITAL SOUTHWEST CORPORATION

WHEREAS, management of the Company has proposed submitting to the Securities and Exchange Commission (the “SEC”) an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a) and 61(a) thereunder to permit the Company to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to any direct or indirect wholly owned subsidiary of the Company that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended, as a small business investment company for exemptive relief under the 1940 Act (the “SBIC Exemptive Application”) pertaining to the treatment of certain debt to be held at a proposed small business investment company subsidiary;

WHEREAS, the Board has reviewed the SBIC Exemptive Application, a copy of which is attached hereto as Exhibit A; and

WHEREAS, the Board believes that it is in the best interests of the Company and its shareholders that the Company seek exemptive relief from the SEC as set forth in the SBIC Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the SBIC Exemptive Application and any amendments deemed necessary or appropriate thereto in such form and accompanied by such exhibits and other documents, as the Authorized Officer(s) preparing the same shall approve, such approval to be conclusively evidenced by the filing of the SBIC Exemptive Application, and any other related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or any other applicable federal or state securities laws, as the Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby;

FURTHER RESOLVED, that the Authorized Officers be, and each of them acting alone hereby is, authorized and directed to file the SBIC Exemptive Application and any amendments deemed necessary or appropriate thereto as such Authorized Officers, in their sole discretion, shall deem necessary or desirable in order for the Company to accomplish its investment objective;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish each of the Authorized Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the President, the Chief Executive Officer, the Chief Financial Officer, the Secretary and the Chief Compliance Officer (collectively, the “Authorized Officers”).

(Adopted on March 26, 2021)